Mail Stop 4561

July 19, 2007

Robert S. Tissue
Senior Vice President,
Chief Financial Officer
Summit Financial Group, Inc.
300 N Main Street
Moorefield, West Virginia 26836

> Re: **Summit Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 13, 2007**
> **File No. 0-16587**

Dear Mr. Tissue:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 17. Derivative Financial Instruments, page 47

1.   We that you primarily use receive-fixed interest rate swaps to hedge the fair
        values of certain fixed rate long term FHLB advances and certificates of deposit
        against changes in interest rates and that these hedges are 100% effective. Please
        tell us the following so that we may better understand your accounting treatment:

        • the specific terms of each hedged item, including any upfront fees,
          conversion, call, or deferral features;
        • the specific terms of each hedging instrument;
        • the specific hedged risk you identify in your hedge documentation;
        • the methods you use to assess hedge effectiveness and calculate hedge
          ineffectiveness for each type of hedge;
        • how you qualify under paragraph 65 of SFAS 133 to use the "critical matched
          terms" to assess hedge effectiveness, if applicable.
        • how you qualify under paragraph 68 of SFAS 133 to use the shortcut method
          to assess hedge effectiveness, if applicable.

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        • the company is responsible for the adequacy and accuracy of the disclosure in the
          filing;
        • staff comments or changes to disclosure in response to staff comments do not
          foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3697 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Benjamin Phippen
Reviewing Accountant